787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 15, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason International Low Volatility High Dividend ETF (the “Fund”), a series of Legg Mason ETF Equity Trust (the “Trust”)
Post-Effective Amendment No. 2
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on May 2, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of July 16, 2016 with respect to the Fund. On July 1, 2016, we filed correspondence that responded to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned and Neesa P. Sood on June 13, 2016 (the “Initial Letter”). This letter is intended to respond to the comments with respect to the Initial Letter that you provided in a telephone conversation with the undersigned on July 11, 2016. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus or Statement of Additional Information (“SAI”) unless otherwise defined in this letter. Page references are to the Amendment.

Comment No. 1: On page 107 of the SAI, please tell us whether the investment manager is paying MSCI to use its indices.

Response: The Trust submits supplementally that Legg Mason Partners Fund Advisor, LLC, the Fund’s investment manager, pays MSCI for the use of its indices.

Comment No. 2: Please discuss how the following statements in the Underlying Index’s rulebook is consistent with a rules-based index: “Stocks in the Underlying Index must have demonstrated profitability over the last four fiscal quarters as a whole, as well as projected to remain profitable over the next four quarters in the consensus analysts’ earnings forecast.” For

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

example, does the subadviser have any discretion with respect to the “consensus analysts’ earnings forecast,” where do the projections regarding profitability come from and how are earnings predicted?

Response: The Trust submits supplementally that it has been informed by QS Investors, LLC (“QS”), the Fund’s subadviser, that QS does not have discretion with respect to the “consensus analysts’ earnings forecast” or projected profitability or earnings for stocks in the Underlying Index. QS has advised that the Trust that it uses independent analyst forecasts, which include projections regarding profitability and earnings. Those forecasts are aggregated by a leading market data provider. The Underlying Index currently uses data provided by FactSet.

The Tandy representations are provided in a separate letter from the Trust on EDGAR as a CORRESP filing.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,
/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq. Legg Mason & Co., LLC
Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Legg Mason ETF Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

July 15, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)
Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to Post-Effective Amendment No. 2 of the Registration Statement on Form N-1A of the Trust on behalf of Legg Mason International Low Volatility High Dividend ETF (the “Fund”), a series of the Trust, as filed with the Commission on May 2, 2016 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason ETF Equity Trust
By:	/s/ Harris C. Goldblat
Name:	Harris C. Goldblat
Title:	Assistant Secretary